August 17, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (405) 270-3609

Gregory F. Pilcher, Esq.
Senior Vice President, General Counsel and Secretary
New-Co Chemical, Inc.
Kerr-McGee Corporation
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102


Re: 	New-Co Chemical, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
Filed July 29, 2005
	File No. 333-125574


Dear Mr. Pilcher:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your responses to comments 1, 4-5, 13-14, 29, 34-35,
41,
43, and 58 of our letter dated July 1, 2005, where you represented you would provide information or respond in the future. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may also raise issues relating to matters upon which we had not previously commented.

Prospectus Summary, page 1

2. We note your response to comment 8 of our letter dated July 1, 2005. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. We may have additional comments after we review your response.

Summary Financial Data, page 9

3. Please revise the titanium dioxide operating statistics on page
10
to present your production volumes and capacity separately from those of your Tiwest joint venture.

4. We have reviewed your response to comment 17. The reconciliation on page 11 continues to exclude losses on sales of accounts receivable, write-offs of property, plant and equipment and impairment charges related to intangible assets from the subtotal characterized as EBITDA. Please move these adjustments below the EBITDA subtotal.

5. We have reviewed your responses to comments 20, 46 and 53. We may have additional comment after reviewing your conclusions regarding these comments.

Results of Operations, page 32

6. We have reviewed your response to comment 27. Please revise the title of line item Total under the heading Operating Profit to clearly indicate that it is not total operating profit. Please also provide each of the disclosures required by Item 10(e) of Regulation
S-K for this line item. Please refer to Question 21 from the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

7. To minimize confusion please label the operating profit line item.
Please also revise the reconciliation on page F-50 to include a similar subtotal above loss from continuing operations before income taxes.

8. We have reviewed your response to comment 28. Please provide a more comprehensive discussion of the changes in segment operating income (loss) amounts for interim periods.

Critical Accounting Policies, page 46
Benefit Plans, page 48

9. We note your response to comment 31 of our letter dated July 1, 2005. Please revise the discussion of your benefit plans by clarifying that you are establishing both a fully funded defined benefit plan and an unfunded postretirement health care and life insurance program, as indicated supplementally in your response letter of July 29. In addition, revise your discussion under Retirement Plans on page 83 to disclose the establishment of the health care and life insurance program, including its estimated benefit obligations.

Legal Proceedings, page 68

10. We note your response to comment 33 of our letter dated July
1,
2005. We continue to believe that disclosing all of the information required by Item 103 of Regulation S-K in the body of your prospectus would be helpful to investors. In that regard, we reissue comment 33.

Underwriting, page 100

11. We note your response to comment 40 of our letter dated July
1,
2005. Please disclose that the underwriters have sole discretion with respect to waivers of the lock-up restrictions.

Financial Statements, page F-1
Note 2 - Significant Accounting Policies, page F-8
Basis of Combination, page F-8

12. We have reviewed your response to comment 47. Please provide us with additional information to help us understand why you believe proportional consolidation of the Tiwest joint venture is consistent with EITF 00-01, given that the joint venture`s operations include not only extraction but also processing of titanium dioxide and synthetic rutile.

Retirements and Sales, page F-9

13. We have reviewed your response to comments 49 and 57. Please provide us with an evaluation of the materiality of the gains and losses on the sale of property, plant and equipment for each quarter during 2004.

Employee Stock-Based Compensation, page F-12

14. We have reviewed your response to comment 50. Please provide us with additional information to help us understand how the amount of compensation expense was determined.

Revenue Recognition, page F-12

15. We have reviewed your response to comment 51. Please disclose the types of expenses that you include in the cost of goods sold and selling, general and administrative expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold while others like you exclude a portion of them from gross margin, including them in the selling, general and administrative expense line item.

Note 11 - Goodwill and Other Intangible Assets, page F-20

16. We have reviewed your response to comment 52. Please provide us with additional information to help us understand the basis for the classification of your proprietary technology as indefinite-lived. Please address each of the factors discussed in paragraph 11(a)-
(f)
of SFAS 142, including demand, competition, and other economic factors, such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels.

Note 18 - Employee Benefit Plans, page F-29

17. We have reviewed your response to comment 55. It is unclear why you believe it is appropriate to present New-Co for all historical periods as if it held the subsidiaries that will be transferred to it by the contribution agreement, but to exclude pension liabilities related to those subsidiaries that will be transferred under the same agreement. Please advise.

Condensed Combined Financial Statements, page F-52

18. Your next amended Form S-1 should include updated interim financial statements in accordance with Rule 3-12 of Regulation S-X.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Scott Watkinson, Staff Accountant, at (202) 551-3741 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769
if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director



cc:	David B.H. Martin, Esq. (via facsimile 202/778-5128)
      Covington & Burling
      1201 Pennsylvania Avenue, N.W.
      Washington, DC 20004-2401
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Gregory F. Pilcher, Esq.
New-Co Chemical, Inc.
August 17, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE